UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2010

Commission File Number 000-53776

Man Sang International (B.V.I.) Limited

(Translation of registrant’s name into English)

Suite 2208, 22/F Sun Life Tower,

The Gateway, 15 Canton Road,

Tsimshatsui, Kowloon, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Completion of Acquisition or Disposition of Assets; Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers

On March 23, 2010, Man Sang International (B.V.I.) Limited, which has been renamed China Metro-Rural Holdings Limited (“MSBVI”) issued a press release to report the name change and: (i) the completion of the merger of Creative Gains Limited (“Merger Sub”) with and into China Metro-Rural Limited (“China Metro”) pursuant to that certain Agreement and Plan of Merger, dated as of February 19, 2010, by and among MSBVI, Merger Sub, China Metro and Mr. Sio Kam Seng, as the representative of the shareholders of China Metro; (ii) the appointment of Mr. Sio Kam Seng as Executive Director and Deputy Chairman of the board of directors of MSBVI and as Chief Executive Officer of MSBVI; (iii) the appointment of Miss Leung Wai Yan as a non-Executive Director of the board of directors of MBSVI; and (iv) the appointment of Mr. Lung Hei Man, Alex, as Deputy Chief Financial Officer of MSBVI. A copy of the press release is attached as Exhibit 99.1 to this Form 6-K and is incorporated herein by reference. MSBVI’s future filings with the Securities and Exchange Commission will reflect China Metro-Rural Holdings Limited as the name of the registrant.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 23, 2010	MAN SANG INTERNATIONAL (B.V.I.) LIMITED

	By:	/s/ CHENG Chung Hing, Ricky
CHENG Chung Hing, Ricky Chairman of the Board

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press release, dated March 23, 2010.